UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Hokkan Holdings Kabushiki Kaisha
(Name of Subject Company)

Hokkan Holdings Limited
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Toyo Seikan Group Holdings, Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takuya Takeda Director Hokkan Holdings Limited Marunouchi-Mitsui Bldg., Marunouchi 2-2-2, Chiyoda-ku Tokyo 100-0005 Japan +81-3-3213-5110
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company) Copies to:
Kouki Ogasawara General Manager of General Affairs Department Toyo Seikan Group Holdings, Ltd. Osaki Forest Bldg., 2-18-1 Higashi Gotanda, Shinagawa-ku Tokyo 141-8627 Japan +81-3-4514-2001
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit I-1: Press release of Toyo Seikan Group Holdings, Ltd. and Hokkan Holdings Limited entitled “Postponement of the Business Integration between Toyo Seikan Group Holdings, Ltd. and Hokkan Holdings Limited” dated December 20, 2016.

Item 2.	Informational Legends

Included in Exhibit I-1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on April 26, 2016.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Satoshi Nishino
(Signature)

Satoshi Nishino Executive Officer Toyo Seikan Group Holdings, Ltd.
(Name and Title)

December 20, 2016
(Date)

Exhibit I-1

(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

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December 20, 2016

To whom it may concern:

Company Name	Toyo Seikan Group Holdings, Ltd.

Name of Representative	President and Representative Director	Takao Nakai
(Code No. 5901	First Section, Tokyo Stock Exchange)
Contact	General Manager of General Affairs Department	Kouki Ogasawara
(Telephone +81-3-4514-2001)

Company Name	Hokkan Holdings Limited

Name of Representative	President and Representative Director	Tsunenobu Kudo
(Code No. 5902	First Section, Tokyo Stock Exchange and Sapporo Securities Exchange)
Contact	Director	Takuya Takeda
(Telephone +81-3-3213-5111)

Postponement of the Business Integration between Toyo Seikan Group Holdings, Ltd. and Hokkan Holdings Limited

As Toyo Seikan Group Holdings, Ltd. (“Toyo Seikan Group HD”) and Hokkan Holdings Limited (“Hokkan HD”; together with Toyo Seikan Group HD, collectively, the “Companies”) announced in the press release “Execution of Memorandum of Understanding regarding the Business Integration between Toyo Seikan Group Holdings, Ltd. and Hokkan Holdings Limited” dated April 25, 2016, the Companies executed a memorandum of understanding (the “MOU”) regarding the business integration of the Companies (the “Business Integration”), the basic policy of which is that the Business Integration will be conducted through a share exchange whereby Toyo Seikan Group HD will become the wholly-owning parent company and Hokkan HD will become a wholly-owned subsidiary (the “Share Exchange”), and the Companies are proceeding with detailed discussions and deliberations regarding the Business Integration in a spirit of equality.

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While the Business Integration is subject to the approval and permission of the relevant authorities necessary for the Business Integration, the review of business combination by Japan Fair Trade Commission is still ongoing, and thus the Companies hereby announce that the Companies have decided to postpone the Business Integration as described below. The Companies will announce the future schedule as soon as it is determined.

The Companies will seek to achieve the Business Integration as soon as possible and continue to cooperate with each other in order for the review of business combination by Japan Fair Trade Commission to proceed smoothly.

	Before change	After change
Execution of a definitive agreement on the Business Integration; Execution of a share exchange agreement for the Share Exchange	By the end of 2016 (tentative)	TBD
Extraordinary shareholders’ meeting of Hokkan HD (Approval of a share exchange agreement for the Share Exchange)	February 2017 (tentative)	TBD
Effective date of the Share Exchange	April 1, 2017 (tentative)	TBD

(Note) Toyo Seikan Group HD will conduct the Share Exchange without the approval of its shareholders’ meeting in accordance with the short-form Share Exchange procedures provided for under Article 796, Paragraph 2 of the Companies Act of Japan.

I-1-3